MANAGEMENT AGREEMENT

AlphaCentric Advisors LLC

Exhibit

Dated: February 23, 2015

Fund	Percentage of Average Daily Net Assets
AlphaCentric Smart Money Fund	1.25%
AlphaCentric Asset Rotation Fund	1.25%
AlphaCentric Income Opportunities Fund	1.50%
AlphaCentric Bond Rotation Fund	1.25%

Mutual Fund Series Trust

By: /s/Tobias Caldwell

Print Name: Tobias Caldwell

Title: Trustee

AlphaCentric Advisors LLC

By: /s/Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: Member